Exhibit 99.2

AMEX:ROY	NR 08-10
TSX:IRC	August 14, 2008

INTERNATIONAL ROYALTY CORPORATION

 INCREASES DIVIDEND

DENVER, COLORADO – August 14, 2008 - International Royalty Corporation (AMEX: ROY, TSX: IRC) (“IRC”) is pleased to report that its Board of Directors declared a semi-annual dividend of US$0.02 per share, payable to shareholders of record on September 12, 2008.  The dividend is an increase of IRC’s previous semi-annual dividend rate from US$0.015 per share to US$0.02 per share.  At the new rate, IRC’s annual dividend will increase from $0.03 per share to $0.04 per share.  Based on current shares outstanding, the total annual dividend will approximate US$3.1 million.  The dividend will be paid on or about September 29, 2008.

International Royalty Corporation

International Royalty Corporation (IRC) is a global mineral royalty company. IRC holds approximately 80 royalties including an effective 2.7% NSR on the Voisey's Bay mine, a sliding-scale NSR on the Pascua gold project in Chile, a 1.5% NSR on the Las Cruces copper project in Spain and a 1.5% NSR approximately 3.0 million acres of gold lands in Western Australia. IRC is senior listed on the Toronto Stock Exchange (TSX:IRC) as well as the American Stock Exchange (AMEX: ROY ).

On behalf of the Board of Directors,

INTERNATIONAL ROYALTY CORPORATION

Douglas B. Silver

Chairman and CEO

For further information please contact:

Jack Perkins, Director of Investor Relations: (303) 991-9500

Douglas B. Silver, Chairman and CEO: (303) 799-9020

info@internationalroyalty.com

www.internationalroyalty.com

Renmark Financial Communications Inc.

Barbara Komorowski : bkomorowski@renmarkfinancial.com

Tel.: 514-939-3989

Fax: 514-939-3717

www.renmarkfinancial.com